April 21, 2010

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:          Nutraceutical International Corporation

Form 10-K Filed December 10, 2009

Definitive Proxy Statement Filed January 8, 2010

File No.  000-23731

Dear Mr. Riedler:

We are in receipt of your comment letter dated April 7, 2010.  Our responses, which follow the outline of your letter, are as follows:

Definitive Proxy Statement Filed January 8, 2010

Compensation Discussion and Analysis, page 13

1.             Comment:  Your response to prior comment 4 does not appear to be consistent with your disclosure on pages 16-18.  On those pages, you disclose that a review of the compensation of the respective officers at comparable companies was one of the three or four factors considered by the Compensation Committee in determining the compensation of each of your named executive officers.  Accordingly, the review of comparable companies appears to be a reference point on which - either wholly or in part - to base, justify or provide a framework for a compensation decision rather than for a general understanding of current compensation practices.  Please provide us with draft disclosure for your next proxy statement which provides all the names of the companies included in these benchmarks.  If you benchmarked against a survey in its entirety, you may provide the name of the survey.  Alternatively, if you believe your Compensation Committee used this review of comparable companies as a general understanding of current compensation practices, please provide us with revised disclosure for your next proxy statement that describes how this information is used and confirm that your Compensation Committee does not intend to use this review of comparable companies as one of only a limited number of factors which it will consider in determining compensation.

Response:   We have noted the staff’s comments regarding compensation data of comparable companies.  We confirm that our Compensation Committee uses their review of comparable companies only to gain a general understanding of current compensation practices and not for benchmarking or as one of only a limited number of factors which it considers in determining individual compensation.  We will make a disclosure to this effect in next year’s proxy statement and will remove or revise the references you mention on pages 16-18.  With regard to a revised disclosure for next year’s proxy, we intend to review the entire Executive Compensation section of our proxy statement in light of the SEC’s comments and new regulatory requirements and practices and believe this may result in revisions to the entire section.  Therefore, it would be premature to provide a revised disclosure until we have completed this review.

2.             Comment:  We have reviewed your response to prior comment 5.  Please confirm that you will describe the Compensation Committee’s evaluation of each executive officer with specific factors that led to the Committee’s conclusions and describe how this evaluation will affect the actual bonuses to be paid in your disclosure in your next proxy statement.  For example, on page 17, you disclose that for fiscal 2009, Mr. McQueen’s performance-based cash incentive payment was increased by 114.3% from his fiscal 2008 incentive payment.  Your Compensation Discussion and Analysis should describe the factors considered by the Compensation Committee in significantly increasing this payment.

Response:  We confirm that in next year’s proxy, we will describe the Compensation Committee’s evaluation of each executive officer with specific factors that led to the Committee’s conclusions and how this evaluation affected or will affect the actual bonuses paid or to be paid.

In connection with our responses to your comments, the company supplementally acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and remain committed to generating filings that we believe are useful to investors.  As noted in our responses, we will address certain comments, as appropriate, in future filings.  Please contact the undersigned if you have any questions about the foregoing responses.

Warmest regards,

Nutraceutical International Corporation

/s/ Cory J. McQueen

Cory J. McQueen

Vice President and

and Chief Financial Officer

435-655-6066